UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

Activision, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.000001 Par Value Per Share
(Title of Class of Securities)

004930202

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Robert A. Kotick
Chairman of the Board of Directors and Chief Executive Officer
Activision, Inc.
3100 Ocean Park Boulevard
Santa Monica, California 90405
(310) 255-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Rod J. Howard	Stephanie C. Evans
Wilmer Cutler Pickering Hale and Dorr LLP	Wilmer Cutler Pickering Hale and Dorr LLP
1117 California Avenue	1875 Pennsylvania Avenue NW
Palo Alto, CA 94304	Washington, DC 20006
650-858-6000	(202) 663-6000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☐           third party tender offer subject to Rule 14d-1.

    ☒           issuer tender offer subject to Rule 13e-4.

    ☐           going-private transaction subject to Rule 13e-3.

    ☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

Introductory Statement

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) and the Offer to Amend the Exercise Price of Certain Options, dated June 8, 2007 (the “Offer to Amend”), attached to the Schedule TO as Exhibit (a)(1)(A) filed by Activision, Inc., a Delaware corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on June 7, 2007 relating to an offer by the Company to amend the Eligible Options (as defined in the Schedule TO) held by Eligible Holders (as defined in the Schedule TO).  Except as amended and supplemented by this Amendment, all terms of the Offer to Amend and all disclosures in the Schedule TO and the exhibits thereto remain unchanged.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(a)          Agreements Involving the Subject Company’s Securities.

Item 5(a) of the Schedule TO is hereby amended and restated as follows:

The information set forth in the Offer to Amend under Section 9, “Source and amount of consideration; terms of amended options,” and Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference. The following items are incorporated herein by reference: (1) the form of stock option certificate under Activision, Inc.’s 1998 Incentive Plan, as amended, which is incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 31, 2005; (2) Activision, Inc. 1998 Incentive Plan, as amended, which is incorporated herein by reference to Exhibit 10.4 to the Company’s Form 10-Q for the quarter ended September 30, 2001 filed with the SEC on November 13, 2001 and the amendment thereto which is incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed with the SEC on September 20, 2006; (3) the form of stock option certificate under Activision, Inc.’s 1999 Incentive Plan, as amended, which is incorporated herein by reference to Exhibit 10.2 to the Company’s Form 8-K filed with the SEC on May 31, 2005; (4) Activision, Inc. 1999 Incentive Plan, as amended, which is incorporated herein by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended  June 30, 2002 filed with the SEC on August 14, 2002 and the amendment thereto which is incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed with the SEC on September 20, 2006, (5) the form of stock option agreement under Activision, Inc.’s 2001 Incentive Plan, as amended, which is incorporated herein by reference to Exhibit 10.3 to the Company’s Form 8-K filed with the SEC on May 31, 2005; (6) Activision, Inc. 2001 Incentive Plan, as amended, which is incorporated herein by reference to Exhibit 10.2 to the Company’s Form 10-Q for the quarter ended June 30, 2002 filed with the SEC on August 14, 2002 and the amendment thereto which is incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K filed with the SEC on September 20, 2006, (7) Activision, Inc. 2002 Incentive Plan, as amended, and form of stock option agreement, which are incorporated herein by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended June 30, 2003 filed with the SEC on August 4, 2003 and the amendment thereto which is incorporated by reference to Exhibit 10.5 to the Company’s Form 8-K filed with the SEC on September 20, 2006; (8) Activision, Inc. 2002 Studio Employee Retention Incentive Plan, and form of stock option agreement, which are incorporated herein by reference to Exhibit 4.1 to the Company’s Form S-8, Registration No. 333-103323 filed with the SEC on February 19, 2003 and the amendment thereto which is incorporated by reference to Exhibit 10.6 to the Company’s Form 8-K filed with the SEC on September 20, 2006, (9) the form of stock option agreement under Activision, Inc.’s 2003 Incentive Plan, which is incorporated herein by reference to Exhibit 10.5 to the Company’s Form 8-K filed with the SEC on May 31, 2005; (10) the form of stock option agreement (executive) under Activision, Inc.’s 2003 Incentive Plan, which is incorporated herein by reference to Exhibit 10.40 to the Company’s Form 10-K filed with the SEC for the year ended March 31, 2005; (11) the form of stock option agreement (non-executive) under Activision, Inc.’s 2003 Incentive Plan, which is incorporated herein by reference to Exhibit 10.41 to the Company’s Form 10-K filed with the SEC on March 31, 2005; and (12) Activision, Inc. Amended and Restated 2003 Incentive Plan, effective as of July 26, 2005, which is incorporated herein by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended June 30, 2005 filed with the SEC on August 4, 2005 and the amendment thereto which is incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed with the SEC on September 20, 2006.

Item 10. Financial Statements.

(a)          Financial Information.

Item 10(a) of the Schedule TO is hereby amended and restated as follows:

The information set forth in Schedule B to the Offer to Amend and in the Offer to Amend under the caption “The Offer” in the sections entitled “Information concerning the Company,” “Additional information” and “Financial statements” is incorporated herein by reference. The financial information included in Activision, Inc.’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007, filed with the SEC on June 14, 2007, is incorporated herein by reference and can be accessed electronically on the SEC’s website at http://www.sec.gov.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

Exhibit Number	Description
(a)(1)(A)*	Offer to Amend the Exercise Price of Certain Options, dated June 8, 2007

(a)(1)(B)*	Draft E-mail to All Eligible Holders

(a)(1)(C)*	Election Form

(a)(1)(D)*	Form of Amendment to Stock Option Agreements and Promise to Make Cash Payment

(a)(1)(E)*	Form of Acknowledgement of Election Form

(a)(1)(F)*	Reminder E-mails to Eligible Holders

(a)(1)(G)(i)	Form of Stock Option Certificate under Activision, Inc.’s 1998 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.1 of Activision’s Form 8-K, filed May 31, 2005)

(a)(1)(G)(ii)

Activision, Inc. 1998 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.4 of Activision’s Form 10-Q for the quarter ended September 30, 2001 filed November 13, 2001 and the amendment thereto incorporated by reference Exhibit 10.2 to the Company’s Form 8-K filed on September 20, 2006)

(a)(1)(G)(iii)	Form of Stock Option Certificate under Activision, Inc.’s 1999 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.2 of Activision’s Form 8-K, filed May 31, 2005)

(a)(1)(G)(iv)

Activision, Inc. 1999 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.1 of Activision’s Form 10-Q for the quarter ended June 30, 2002 filed August 14, 2002 and the amendment thereto incorporated by reference Exhibit 10.3 to the Company’s Form 8-K filed on September 20, 2006)

(a)(1)(G)(v)	Form of Stock Option Agreement under Activision, Inc.’s 2001 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.3 of Activision’s Form 8-K, filed May 31, 2005)

(a)(1)(G)(vi)

Activision, Inc. 2001 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.2 of Activision’s Form 10-Q for the quarter ended June 30, 2002 filed August 14, 2002 and the amendment thereto incorporated by reference Exhibit 10.4 to the Company’s Form 8-K filed on September 20, 2006)

(a)(1)(G)(vii)

Activision, Inc. 2002 Incentive Plan, as amended, and Form of Stock Option Agreement (incorporated herein by reference to Exhibit 10.1 of Activision’s Form 10-Q for the quarter ended June 30, 2003 filed August 4, 2003 and the amendment thereto incorporated by reference Exhibit 10.5 to the Company’s Form 8-K filed on September 20, 2006)

(a)(1)(G)(viii)

Activision, Inc. 2002 Studio Employee Retention Incentive Plan, and Form of Stock Option Agreement (incorporated herein by reference to Exhibit 4.1 of Activision’s Form S-8, Registration No. 333-103323 filed on February 19, 2003 and the amendment thereto incorporated by reference Exhibit 10.7 to the Company’s Form 8-K filed on September 20, 2006)

(a)(1)(G)(ix)	Form of Stock Option Agreement under Activision, Inc.’s 2003 Incentive Plan (incorporated herein by reference to Exhibit 10.5 of Activision’s Form 8-K, filed May 31, 2005)

(a)(1)(G)(x)	Form of Stock Option Agreement (Executive) under Activision, Inc.’s 2003 Incentive Plan (incorporated herein by reference to Exhibit 10.40 of Activision’s Form 10-K for the year ended March 31, 2005)

(a)(1)(G)(xi)

Form of Stock Option Agreement (Non-Executive) under Activision, Inc.’s 2003 Incentive Plan (incorporated herein by reference to Exhibit 10.41 of Activision’s Form 10-K for the year ended March 31, 2005)

(a)(1)(G)(xii)

Activision, Inc. Amended and Restated 2003 Incentive Plan, effective as of July 26, 2005 (incorporated herein by reference to Exhibit 10.1 of Activision’s Form 10-Q for the quarter ended June 30, 2005 filed August 4, 2005 and the amendment thereto incorporated by reference Exhibit 10.9 to the Company’s Form 8-K filed on September 20, 2006)

(a)(1)(H)	Questions & Answers Regarding Offer to Amend the Exercise Price of Certain Options

(a)(1)(I)	Draft Email to Eligible Holders Regarding Amendment No. 1 to Schedule TO

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable

* Previously filed with the Schedule TO by Activision, Inc. with the Securities and Exchange Commission on June 7, 2007, and incorporated herein by reference.

The Offer to Amend filed as Exhibit (a)(1)(A) is hereby amended and restated as follows:

Forward-Looking Statements

The section entitled “Forward Looking Statements” of the Offer to Amend is hereby amended and restated as follows:

We may from time to time make written or oral statements that are “forward-looking.” Forward-looking statements may be contained in this Offer to Amend, including the section entitled “Risks of Accepting the Offer,” and in other filings we make with the SEC and in reports to our shareholders. All forward-looking statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made and the Company does not undertake any obligation to update its disclosure relating to forward-looking matters, except to the extent required by applicable federal securities laws. Actual results may differ materially from those expressed or implied. Factors that might cause such differences include, but are not limited to, those discussed in the “Risks of Accepting the Offer” section of this Offer to Amend, those described in the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007 and those otherwise described from time to time in the Company’s SEC reports filed after those reports.

10.          Information concerning the Company.

The third paragraph of Section 10 of the Offer to Amend is hereby amended and restated as follows:

A summary of the financial information included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2007, is attached as Schedule B to this Offer to Amend. The financial information included in Activision, Inc.’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007, filed with the SEC on June 14, 2007, is incorporated herein by reference. Please see Section 16 of this Offer to Amend entitled, “Additional Information,” for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial information.

16.          Additional information.

Section 16 of the Offer to Amend is hereby amended and restated as follows:

This Offer to Amend is part of a Tender Offer Statement on Schedule TO, as amended, that we have filed with the SEC. This Offer to Amend does not contain all of the information contained in the Schedule TO, Amendment No. 1 thereto and the exhibits to the Schedule TO. We recommend that you review the Schedule TO and Amendment No. 1 thereto, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to accept the offer:

1.             Our Amended Annual Report on Form 10-K for our fiscal year ended March 31, 2007, filed with the SEC on June 14, 2007;

2.             Our Current Reports on Form 8-K filed with the SEC on April 27, 2006, May 4, 2006*, May 5, 2006, May 9, 2006*, July 19, 2006, July 28, 2006, September 20, 2006, October 3, 2006, October 23, 2006,  October 25, 2006, November 6, 2006, November 15, 2006, January 8, 2007, January 25, 2007, February 7, 2007, February 9, 2007, February 16, 2007, March 8, 2007, April 5, 2007, May 3, 2007*, June 1, 2007* and June 7, 2007.

*              Indicates that the Current Report on Form 8-K submitted to the SEC includes information “furnished” pursuant to Item 2.02 or Item 7.01 of Form 8-K.  Pursuant to the rules of the SEC, such information is not deemed to be “filed” for the purpose of the Exchange Act and is not incorporated into this document.

3.             The description of our common stock included in our registration statement on Form 8-A, filed with the SEC on July 23, 1984, including any amendments or reports we file for the purpose of updating that description.

The SEC file number for these filings is 000-12699. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at (202) 551-8090. Our SEC filings are also available to the public on the SEC’s Internet site at www.sec.gov.

Each person to whom a copy of this Offer to Amend, as amended and supplemented, is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by e-mailing 409aoptions@activision.com.

As you read the documents listed above, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this Offer to Amend, you should rely on the statements made in the most recent document.

The information contained in this Offer to Amend, as amended and supplemented, about us should be read together with the information contained in the documents to which we have referred you, in making your decision as to whether or not to accept the offer.

17.          Financial statements.

Section 17 of the Offer to Amend is hereby amended and restated as follows:

Attached as Schedule B to this Offer to Amend is our summary financial information from our Annual Report on Form 10-K for our fiscal year ended March 31, 2007.  More complete financial information may be obtained by accessing our public filings with the SEC by following the instructions in Section 16 of this Offer to Amend.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

ACTIVISION, INC.

/s/ Thomas Tippl
Thomas Tippl
Chief Financial Officer of Activision Publishing, Inc. & Principal Financial Officer of Activision, Inc.

Date: June 15, 2007

SCHEDULE B

SUMMARY FINANCIAL INFORMATION OF
ACTIVISION, INC. AND SUBSIDIARIES
(in thousands, except per share data)

	Year Ended
	March 31, 2007	March 31, 2006
Consolidated Statement of Operations Data:
Net revenues	$1,513,012	$1,468,000
Cost of sales—product costs	799,857	734,874
Cost of sales—intellectual property licenses and software royalties and amortization	178,478	205,488
Income from continuing operations	73,147	15,226
Net income	85,787	40,251
Income per common share from continuing operations (basic)	0.26	0.06
Income per common share from continuing operations (diluted)	0.24	0.05
Net income per common share (basic)	0.31	0.15
Net income per common share (diluted)	0.28	0.14
Consolidated Balance Sheet Data (At Period End):
Current assets	$1,401,233	$1,116,055
Noncurrent assets	392,714	302,200
Current liabilities	341,169	193,856
Noncurrent liabilities	41,246	1,776

Ratio of earnings to fixed charges	NA	NA

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Amend the Exercise Price of Certain Options, dated June 8, 2007

(a)(1)(B)*	Draft E-mail to All Eligible Holders

(a)(1)(C)*	Election Form

(a)(1)(D)*	Form of Amendment to Stock Option Agreements and Promise to Make Cash Payment

(a)(1)(E)*	Form of Acknowledgement of Election Form

(a)(1)(F)*	Reminder E-mails to Eligible Holders

(a)(1)(G)(i)	Form of Stock Option Certificate under Activision, Inc.’s 1998 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.1 of Activision’s Form 8-K, filed May 31, 2005)

(a)(1)(G)(ii)

Activision, Inc. 1998 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.4 of Activision’s Form 10-Q for the quarter ended September 30, 2001 filed November 13, 2001 and the amendment thereto incorporated by reference Exhibit 10.2 to the Company’s Form 8-K filed on September 20, 2006)

(a)(1)(G)(iii)	Form of Stock Option Certificate under Activision, Inc.’s 1999 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.2 of Activision’s Form 8-K, filed May 31, 2005)

(a)(1)(G)(iv)

Activision, Inc. 1999 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.1 of Activision’s Form 10-Q for the quarter ended June 30, 2002 filed August 14, 2002 and the amendment thereto incorporated by reference Exhibit 10.3 to the Company’s Form 8-K filed on September 20, 2006)

(a)(1)(G)(v)	Form of Stock Option Agreement under Activision, Inc.’s 2001 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.3 of Activision’s Form 8-K, filed May 31, 2005)

(a)(1)(G)(vi)

Activision, Inc. 2001 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.2 of Activision’s Form 10-Q for the quarter ended June 30, 2002 filed August 14, 2002 and the amendment thereto incorporated by reference Exhibit 10.4 to the Company’s Form 8-K filed on September 20, 2006)

(a)(1)(G)(vii)

Activision, Inc. 2002 Incentive Plan, as amended, and Form of Stock Option Agreement (incorporated herein by reference to Exhibit 10.1 of Activision’s Form 10-Q for the quarter ended June 30, 2003 filed August 4, 2003 and the amendment thereto incorporated by reference Exhibit 10.5 to the Company’s Form 8-K filed on September 20, 2006)

(a)(1)(G)(viii)

Activision, Inc. 2002 Studio Employee Retention Incentive Plan, and Form of Stock Option Agreement (incorporated herein by reference to Exhibit 4.1 of Activision’s Form S-8, Registration No. 333-103323 filed on February 19, 2003 and the amendment thereto incorporated by reference Exhibit 10.7 to the Company’s Form 8-K filed on September 20, 2006)

(a)(1)(G)(ix)	Form of Stock Option Agreement under Activision, Inc.’s 2003 Incentive Plan (incorporated herein by reference to Exhibit 10.5 of Activision’s Form 8-K, filed May 31, 2005)

(a)(1)(G)(x)	Form of Stock Option Agreement (Executive) under Activision, Inc.’s 2003 Incentive Plan (incorporated herein by reference to Exhibit 10.40 of Activision’s Form 10-K for the year ended March 31, 2005)

(a)(1)(G)(xi)

Form of Stock Option Agreement (Non-Executive) under Activision, Inc.’s 2003 Incentive Plan (incorporated herein by reference to Exhibit 10.41 of Activision’s Form 10-K for the year ended March 31, 2005)

(a)(1)(G)(xii)

Activision, Inc. Amended and Restated 2003 Incentive Plan, effective as of July 26, 2005 (incorporated herein by reference to Exhibit 10.1 of Activision’s Form 10-Q for the quarter ended June 30, 2005 filed August 4, 2005 and the amendment thereto incorporated by reference Exhibit 10.9 to the Company’s Form 8-K filed on September 20, 2006)

(a)(1)(H)	Questions & Answers Regarding Offer to Amend the Exercise Price of Certain Options

(a)(1)(I)	Draft Email to Eligible Holders Regarding Amendment No. 1 to Schedule TO

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable

* Previously filed with the Schedule TO by Activision, Inc. with the Securities and Exchange Commission on June 7, 2007, and incorporated herein by reference.